FAIR WIND SECRETARIAL SERVICES LIMITED

富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

18 APR 2006

06012933

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

SUPPL

Dear Sirs,

We are instructed to enclose herewith copies of the announcements dated 6th and 13th April 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

RECEIVED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

5/1

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005

- **Turnover reached another new high of HK$53.6 billion, a 14% increase from 2004**
- **Earnings rose by 50% to a record HK$2,220 million**
- **Excluding the after-tax effect of revaluation of investment properties, which led to a HK$403 million gain, underlying net profit increased by 23%**
- **Final dividend of HK25 cents recommended, bringing the full year dividend to HK38 cents, a 41% growth from last year**

FINANCIAL HIGHLIGHTS

	2005 HK$'000	2004 HK$'000 (Restated)[3]
Turnover	**53,583,919**	47,078,103
Profit from operations	**3,255,372**	2,023,850
Share of net results of associates	**353,736**	361,948
Profit attributable to shareholders of the Company	**2,220,403**	1,480,053
Earnings per share[1]	**HK$1.02**	HK$0.70
Dividend per share		
– interim	**HK$0.13**	HK$0.11
– final	**HK$0.25**	HK$0.16
	HK$0.38	HK$0.27

	At 31 December 2005 HK$'000	At 31 December 2004 HK$'000 (Restated)[3]
Equity attributable to shareholders of the Company	**18,196,448**	15,124,828
Minority interests	**4,746,888**	4,811,653
Total equity	**22,943,336**	19,936,481
Consolidated net borrowings	**3,311,150**	4,980,613
Gearing ratio[2]	**14.4%**	25.0%
Current ratio	**1.12**	1.26
Net assets per share:		
Book value	**HK$8.15**	HK$7.12

ANALYSIS OF TURNOVER AND PROFIT

	Turnover 2005 HK$'000	Turnover 2004 HK$'000 (Restated)[3]	Profit Attributable to Shareholders 2005 HK$'000	Profit Attributable to Shareholders 2004 HK$'000 (Restated)[3]
Core Businesses				
– Retail	**16,202,472**	13,898,114	**107,202**	52,212
– Beverage	**6,854,604**	5,079,388	**135,783**	104,092
– Food Processing and Distribution	**5,623,565**	5,433,955	**414,471**	380,504
– Textile	**4,291,206**	3,851,037	**81,198**	(873)
– Property	**299,121**	306,997	**689,786**	309,666
Subtotal	**33,270,968**	28,569,491	**1,428,440**	845,601
Other Businesses				
– Petroleum and Related Products Distribution	**20,539,758**	18,680,861	**623,874**	511,069
– Investments and Others	**–**	–	**355,977**	319,806
Subtotal	**20,539,758**	18,680,861	**979,851**	830,875
	53,810,726	47,250,352	**2,408,291**	1,676,476
Elimination of inter-segment transactions	**(226,807)**	(172,249)	**–**	–
Net corporate interest and expenses	**–**	–	**(187,888)**	(196,423)
Total	**53,583,919**	47,078,103	**2,220,403**	1,480,053

Notes:

1. [illegible]

2. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

File No. 82-4177

	HK$'000	HK$'000 (Restated)[3]
Equity attributable to shareholders of the Company	**18,196,448**	15,124,828
Minority interests	**4,746,888**	4,811,653
Total equity	**22,943,336**	19,936,481
Consolidated net borrowings	**3,311,150**	4,980,613
Gearing ratio[2]	**14.4%**	25.0%
Current ratio	**1.12**	1.26
Net assets per share:		
Book value	**HK$8.15**	HK$7.12

Subtotal	**20,539,758**	18,680,861	**979,851**	830,875
	53,810,726	47,250,352	**2,408,291**	1,676,476
Elimination of inter-segment transactions	**(226,807)**	(172,249)	**–**	–
Net corporate interest and expenses	**–**	–	**(187,888)**	(196,423)
Total	**53,583,919**	47,078,103	**2,220,403**	1,480,053

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by the weighted average number of shares in issue during the year.

2. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

3. Comparatives have been restated to conform with the current year presentation in light of the changes in accounting policies.

CHAIRMAN'S STATEMENT

Final Results

Against the strong economic growth in the Chinese Mainland and Hong Kong, reinforced by the Group's persistent efforts to enhance operating efficiency and restructure non-core assets, the Group reported record performance in 2005. Consolidated turnover for the year ended 31 December 2005 rose 13.8% over 2004 to another new high of HK$53,583.9 million. Profit attributable to shareholders was HK$2,220.4 million, 50.0% higher than in the previous year and is the highest level since our listing. Earnings per share, on a weighted average basis, was HK$1.02 compared to HK$0.70 in 2004.

Excluding the gain in property revaluation and its related deferred tax effects, which are considered the major effects of the changes in accounting policies during the year, the Group's consolidated profit attributable to the Company's shareholders for the year ended 31 December 2005 was HK$1,817.0 million, 22.8% higher than that in the same period of 2004.

Dividends

The Board recommends a final dividend of HK$0.25 per share for 2005 (2004: HK$0.16 per share) payable on or about 16 June 2006 to shareholders whose names appear on the Register of Members of the Company on 29 May 2006. Together with the interim dividend of HK$0.13 per share, the total distribution for 2005 will amount to HK$0.38 per share (2004: HK$0.27 per share). This represents a 41% increase over 2004.

Closure of Register

The Register of Members will be closed from 29 May 2006 to 2 June 2006, both days inclusive. In order to be eligible for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 26 May 2006.

Strategy Implementation

Corporate strategy

To achieve our objective of becoming the largest consumer company in China, the Group has been investing in the core consumer businesses to expand market presence, improve competitiveness and establish platform for future growth. For the year ended 31 December 2005, the Group incurred more than HK$3,400 million on capital expenditure with a majority on retail and beverage businesses. A total of over 170 supermarket stores were opened during the period. Major acquisitions during the year included two supermarket chains in Zhejiang Province and Tianjin as well as a brewery in Anhui Province.

At the same time, the Group has been disposing of businesses or assets which are outside our core portfolio or which lacked critical mass. Major non-core assets disposed of in 2005 included the residual 10.5% stake in a Qingdao oil storage joint venture, CRE Building, a 25.09% stake in Xuzhou VV Food & Beverage, a 51% stake in Dongguan China Resources Petroleum & Chemicals as well as 17 petrol stations in Guangdong Province. These disposals have generated cashflow of more than HK$1,400 million and unlocked their latent value. In addition, the Group has appointed a financial advisor to advise on the feasibility of restructuring our petroleum and related products distribution business, one of the remaining non-core businesses. Various proposals, including but not limited to an introduction of a strategic investor for part of the business, are currently under study.

The Group is also making satisfactory progress in the implementation of our retail-led distribution strategy, though it is still at an early stage. The Group's food, beverage and textile operations have started to form part of the supply chain for our supermarket business. In particular, the food operation, which has a long history of supplying fresh meat, vegetables, rice and other food products to our supermarkets in Hong Kong, is currently their single largest supplier. We have also stepped up our efforts to introduce SNOW, our national brand for beer, via our mainland supermarkets. Our property division, which is very experienced in operating the Group's retail properties in Hong Kong, will develop shopping malls in the Chinese Mainland, part of which will be for our own supermarket use.

The Group has also been accelerating its investments in the Chinese Mainland. For the year under review, about 55.7% of turnover and 40.6% of profit before tax was from the mainland, compared with 51.1% and 47.8% respectively in the year ended 31 December 2004. The reduction in significance of pre-tax profit from the Chinese Mainland was partly due to the distortion caused by the revaluation gain of the investment properties in Hong Kong.

Business strategy

The Group continues to put heavy emphasis on branding. With SNOW's favorable brand positioning and effective marketing programs, the brand reported a spectacular growth in 2005. SNOW is now being marketed as the brand representing "life's progression" and this will further differentiate the brand from other local brands. Our supermarket operation has started to integrate the brands of China Resources Vanguard and Suguo so that the new hypermarkets opened by Suguo are all named "China Resources Suguo". There were nine hypermarkets operated under this new name at the end of 2005. A new supermarket format called "Olé" has also been developed by China Resources Vanguard, which is a higher-end lifestyle concept specialty store targeting the upscale consumers. Our food business has also launched more general food products under its own brand, "Ng Fung". They can be broadly classified into eight categories of rice, rice noodles, fruits, wine, eggs, frozen food, canned food and preserved meat.

The mainland consumer market is highly fragmented with low efficiency. The Group has been consolidating the market through acquisitions, notably in the supermarket and beverage operations. District dominance is our priority in expansion so that economies of scale can be achieved instantly in the area. Attracted by China's WTO accession and the robust private consumption growth, global players are increasingly active in acquisitions and valuation has been rising sharply. The Group has exercised strong cost discipline in pursuing acquisitions and their benefits against the alternative option of greenfield investment are always thoroughly reviewed. The Group will continue to balance profitability gain and market share.

Other business strategies have also been implemented at different levels. Our supermarket operation has adopted a trade up strategy and has been improving its merchandise mix and procurement. More fashionable apparel products are introduced and the proportion of self-operated counters is rising, especially in the fresh food and soft line sections. Our beverage operation has been reforming its distribution channels to exercise better control over distributors and enhance supply chain efficiency. Our food distribution business has entered the mainland fresh meat market for growth with two projects in Shanghai and Shenzhen already in operation. The technology upgrade program of our textile business is progressing as scheduled and this will increase the proportion of high end products, boosting the overall margins. Our petroleum and related products distribution business, though falling outside the core business model, is also looking for growth opportunities in the piped gas market.

Operating Environment
The mainland consumer market is competitive yet fast growing. In 2005, retail sales in the Chinese Mainland grew 12.9% to about RMB6,700 billion and market consolidation had accelerated. The top 30 retailers constituted approximately 7.3% of the total retail sales, compared with 7.1% in 2004. Among the total sales of RMB491 billion generated by the top 30 retailers, supermarket operators represented around 45%, reflecting the continued rapid development of this modern format of shopping. Based on the 2005 Ranking of 30 Largest PRC Retail Chain Enterprises (二零零五年全國前三十家商業連鎖企業) compiled by the Ministry of Commerce, the Group's supermarket operation ranked second among the local supermarket operators in turnover.

Total production volume of the mainland brewery market increased by an estimated 10.4% last year to 30.6 million kiloliters. In 2005, the top three players accounted for approximately 36% of the market, compared with about 19% in 2000. The Group's brewery operation enjoyed a market share of about 13% last year.

In 2005, the production of cotton yarns and fabrics in the Chinese Mainland both increased by 29% over the previous year. Our yarns and fabrics production decreased by 2.5% and increased by 16.8% respectively over the same period but sales volume increased by 28.7% and 13.1% respectively. Technology upgrade and product mix adjustment to focus on upmarket products have caused the output disruption. It is our intention to move up market in order to satisfy what the market needs. We replaced volume based low end machinery with high end ones focusing on quality. This led to a slower volume growth than the overall market.

There has been a stable growth in the mainland pork industry, with an average annual increase of approximately 6% in consumption. Pork consumption per capita in China is still low on international scale. Improving living standards and rising household income in China will boost pork consumption and narrow the gap with more developed countries.

The Hong Kong economy improved continuously last year following a recovery towards the end of 2003. Retail sales increased by 6.8% with continued consumer confidence and buoyant tourism. Supermarket sales and department store sales increased by 5.8% and 8.2% respectively in 2005 over the previous year. For livestock consumption, imported and locally produced live pigs and cattle amounted to about 2,049,000 heads and 48,600 heads respectively in 2005. This represents a decline of 9% and an increase of 2% respectively when compared to 2004. The decline in pork consumption was due to the outbreak of streptococcus suis infection.

Corporate Governance
The Group is fully aware that the maintenance of an effective corporate governance framework is essential to laying a sound foundation for its long-term steady growth and development. In this respect, the Group considers that good governance practices should embody transparency of corporate structures and operations, accountability of the management to shareholders and corporate responsibility towards employees and other stakeholders.

Disclosure and transparency is a key aspect of an effective corporate governance framework. Since November 2002, the Group has been producing quarterly financial and operational review on a voluntary basis. We are the first conglomerate company among the constituent stocks in the Hang Seng Index to initiate such a move, well before the Hong Kong Stock Exchange Index has made it a recommended best practice for main board listed issuers.

To further enhance the independence in the scrutiny of the management performance against agreed goals and objectives, the Group appointed Mr. Cheng Mo Chi as Independent Non-Executive Director in November 2005. After the appointment, the Group has four Independent Non-Executive Directors, exceeding the mandatory requirement under the Listing Rules of the Hong Kong Stock Exchange.

The Group has been consistently striving to improve its corporate governance standards, and its efforts in realizing quality corporate governance continued to earn the respect of the investment community. During the year under review, the Group received the following accolades in recognition of its continuing efforts to implement good corporate governance practices:

- it was named the "2005 Best Managed Company in China – Large Cap" by Asiamoney;
- it was ranked first both among companies in China and Hong Kong as well as in the conglomerate sector in a corporate governance survey published by Euromoney;
- it was rated one of the companies with best corporate governance in China and also one of the best managed companies in China by FinanceAsia;

On the current internal control framework of our Group, internal audit plays a key role in monitoring the effectiveness of our internal control system. The Group's internal audit department adopts a risk-based approach in planning its internal audit activities. It aims to ensure proper internal controls are in place, both at the entity level as well as the transaction level. It also examines the operation's efficiency and compliance with the prescribed policies, procedures and local laws to make sure good business practices are applied consistently for all business units within the Group. The Head of Internal Audit reports directly to both the Managing Director and the Audit Committee, and is free to consult directly the Audit Committee on any issues that arise as a result of the internal audit activities.

The Board conducts regular reviews of the Group's internal control system through monitoring the activities of the Group's internal audit department and the Audit Committee. The Audit Committee meets with the senior management, internal and external auditors on a regular basis and makes recommendations wherever appropriate to the Board for control enhancement.

Based on the assessment for the year ended 31 December 2005, the Board has reviewed and is satisfied with the effectiveness of Group's current internal control system in place.

Social Responsibility
The Group sternly believes that compliance to its corporate social responsibility is most imperative to the growth of the company as a whole. We consider ourselves accountable for making contribution to our society, whilst at the same time operational excellence must be attained at all our business units in securing interests of our shareholders.

The Group works towards the bonding of a strong community through improving the quality of life for the people at large. We have participated keenly in various social responsibility projects in the past year. To cite a few examples, our supermarket operation in Hong Kong worked closely with the Community Chest, the Agency for Volunteer Service and other charitable funds, launching a number of territory-wide fund raising campaigns, and provided financial assistance to the underprivileged groups in our society. Staff from our supermarket operation in eastern China formed a team of volunteer workers offering aids to community groups in the neighbourhood. Ever since its formation in early 2005, the team has made visits to elderly homes, orphanages and hospitals. Our beverage operation has also launched a yearlong project called "The Great Expedition with SNOW (雪花啤酒・勇闖天涯)", at which we worked in partnership with the US Discovery Channel to produce a documentary on the adventure in admiring the marvelous nature of Yarlung Zangbo Daxiagu (雅魯藏布大峽谷), a canyon located in the south-eastern part of the Tibet Autonomous Region. At the same time, generous donations were made in financing the running of primary schools in these remote mountain areas, giving school children there a chance to receive proper education. Our food operation offered material sponsorship to Oxfam's annual "Trailwalker" event and Chinese Arts & Crafts under our Hong Kong retail operation put up an exquisite art item to auction for a charitable cause.

All business units of the Group adhere strictly to the principle of protecting our environment and preserving our nature. The Group's obligations towards our society are the best illustration of our values and beliefs, that we are a corporation bringing a better life for all.

Prospects
Over the last several years, the Group has executed a strategically planned transformation – steadily reconfiguring our portfolio of business to focus on the core consumer businesses. Further progress was made in 2005. We stretched our market presence in the core businesses including retail, food, beverage and textile, as reflected by their steady revenue growth. Brand value has been built, notably in our beer products and retail chains, as penetration deepens. In addition, the disposal of non-core assets has accelerated. Coupled with our disciplined cost management and improved efficiency, the Group reported record earnings last year. To a large extent, the results also indicate the initial success of our transformation to focus on consumer-related businesses.

Following the lifting of the restrictions on foreign investment in retailing in the end of 2004, competition in supermarket business in the Chinese Mainland has heated up as foreign operators fastened their store opening pace and acquisitions. Nevertheless, there were considerable improvements in our supermarket operation last year driven by same store growth and measures to control costs. Ongoing store format remodeling will continue to further distinguish us from competitors and gradually build up our core competence. Concurrently, we will push ahead the integration with acquired companies such as Suguo and Cikelong so as to promote the synergies derived from centralized management and enhanced bargaining power over suppliers. Other retail operations have performed satisfactorily following the decisions to concentrate resources on comparatively more profitable fashion brands and realign the department store business in Hong Kong. The Group will continue to take a prudent approach in capital allocation.

The profitability growth of our beverage operation in 2005 was its fastest in recent years. This reflected not only the growth in mainland beer consumption but also our strength in market consolidation and brand

To further enhance the independence in the scrutiny of the management performance against agreed goals and objectives, the Group appointed Mr. Cheng Mo Chi as Independent Non-Executive Director in November 2005. After the appointment, the Group has four Independent Non-Executive Directors, exceeding the mandatory requirement under the Listing Rules of the Hong Kong Stock Exchange.

The Group has been consistently striving to improve its corporate governance standards, and its efforts in realizing quality corporate governance continued to earn the respect of the investment community. During the year under review, the Group received the following accolades in recognition of its continuing efforts to implement good corporate governance practices:

- it was named the "2005 Best Managed Company in China – Large Cap" by Asiamoney;
- it was ranked first both among companies in China and Hong Kong as well as in the conglomerate sector in a corporate governance survey published by Euromoney;
- it was rated one of the companies with best corporate governance in China and also one of the best managed companies in China by FinanceAsia;
- it was named one of the outstanding enterprises among the blue-chip companies in Hong Kong by the Economic Digest; and
- the director responsible for investor relations was rated the Best IR Representative in China by FinanceAsia and the Best IR Professional among conglomerates in Asia by the sell-side in a poll conducted by Institutional Investor.

The Group takes corporate governance issues very seriously. In future, we will continue to review its corporate governance practices from time to time to sustain its commitment to all stakeholders via efficient and transparent operations.

Investor Relations
With a dedication for pursuit of high standards of corporate governance, the Group has put in place a tripartite communication system among investors, senior management and operational management. Understanding the unique features and specific needs of a conglomerate enterprise with different businesses, we appreciate the fact that we cannot just stop at merely to improve investor relations, but also to promote internal communication so as to relay the views of the investment community to the senior management and various business units effectively. Our ultimate goal is to create a steady, long term growth in shareholders' value.

The Group maintains an open dialogue with the investment community. The annual global roadshow in April 2005 provided an excellent opportunity for senior management of the Group to meet with worldwide investors from Europe, the United States, Japan and Singapore. The emphasis was on our beverage division and investors acquired in-depth and latest information of the Group's brewery business. During 2005, top management along with senior management of different business units met with about 680 analysts and fund managers in over 240 meetings including one-on-one meetings, site visits, luncheons as well as conferences arranged by financial institutions.

Share Performance
CRE's share price rose 14.0% to HK$13.85 in 2005, outperforming the Hang Seng Index by 9.0%. During the year, its daily closing share price hit a six-year high of HK$14.30 on 22 December 2005. The lowest closing price was HK$10.50. CRE's market capitalization also grew 19.9% to HK$30,933 million in the year.

Dividend Payout Ratio
The Group has long had a goal of gradually improving its basic cash dividend payout ratio and has continuously delivered upon this goal. We plan to pay basic cash dividends that balance the cash generated from the growth of the company's earnings with the cash needed to fuel future profit growth. In addition, special dividends were distributed in 2002 and 2003 during which the Group's non-core assets in banking and building materials were disposed of and restructured.

Total Shareholder Return
With the gradual re-alignment of our business focus on the consumer sector, robust operating performance and rising corporate governance standard, CRE's shares achieved a total return for shareholders of 69.8% over the past five years, as measured by share price appreciation and reinvested dividend. This is considerably higher than that of the Hang Seng Index and the Hang Seng Commerce & Industry Index. For the year 2005, the total return for shareholders was 16.9%, compared to the average 8.4% of the Hang Seng Index.

Internal Control
It is the overall responsibility of the Board to establish and maintain a sound and effective internal control system to ensure the smooth running of the operations, safeguard the Group's assets and shareholders' interest as well as ensure the reliability of financial statements. Our internal control system includes five key elements, the existence of an effective control environment, risk management, communication and information system, cost effective control process, adequate organization structure, and proper monitoring mechanism.

retail chains, as penetration deepens. In addition, the disposal of non-core assets has accelerated. Coupled with our disciplined cost management and improved efficiency, the Group reported record earnings last year. To a large extent, the results also indicate the initial success of our transformation to focus on consumer-related businesses.

Following the lifting of the restrictions on foreign investment in retailing in the end of 2004, competition in supermarket business in the Chinese Mainland has heated up as foreign operators fastened their store opening pace and acquisitions. Nevertheless, there were considerable improvements in our supermarket operation last year driven by same store growth and measures to control costs. Ongoing store format remodeling will continue to further distinguish us from competitors and gradually build up our core competence. Concurrently, we will push ahead the integration with acquired companies such as Suguo and Cikelong so as to promote the synergies derived from centralized management and enhanced bargaining power over suppliers. Other retail operations have performed satisfactorily following the decisions to concentrate resources on comparatively more profitable fashion brands and realign the department store business in Hong Kong. The Group will continue to take a prudent approach in capital allocation.

The profitability growth of our beverage operation in 2005 was its fastest in recent years. This reflected not only the growth in mainland beer consumption but also our strength in market consolidation and brand marketing. The development of our national brand, SNOW, is particularly encouraging with a sales volume increase of 47% last year and it has probably become the largest single beer brand in China in terms of sales volume. Over the past ten years, our beverage operation has been rapidly building up geographical coverage and market share. We are now targeting profitability as driver for future growth through improvement in operational efficiency. We will continue to strengthen our presence in the existing districts to attain regional dominance. Our expansion into new catchments, such as the southern region, will be a scalable yet cautious process.

The Group's livestock distribution business will benefit from the economic growth and a consumption shift from poultry to red meats because of health concern against fear of an avian flu pandemic. Over the long term, food safety will be further promulgated and this is expected to improve the prospects of our meat processing projects in the mainland. In addition, general food distribution under the "Ng Fung" brand has been growing fast in Hong Kong and is becoming a new driver for our food processing and distribution business.

China's textile industry has grown rapidly in the post-quota era. Apart from overseas demand, continued increase in disposable income has also stimulated domestic consumption of textile and apparel products. Our textile operation is producing higher end yarns and fabrics through technology upgrade and is targeting denim casual wears to lead garment export. Our petroleum and related products distribution business has benefited from the rising oil prices. Although oil prices would remain volatile, the operation's earnings base has been strengthened through investment in mainland piped-gas projects which provide steady and growing income.

In the upcoming five-year economic program, the 11th Five-Year Plan, the central government emphasized on the improvement of living standards and the pursuit of a more balanced growth model in favor of domestic consumption. In tandem with its robust economic growth and the recent revaluation of the Renminbi, the mainland domestic consumer market has promising prospects. In Hong Kong, the economy has gradually regained its strength and vibrancy. There has been continuous improvement in unemployment rate and gradual increase in wages. Although the effect of higher oil prices and successive interest hikes on the economies has not yet been fully reflected, our strategy is in place. We have crafted platforms for sustainable growth through our transformation into a consumer company. We will further strengthen our talent and leadership. With our commitment to shareholders' value and corporate governance, the Group looks forward to enjoying greater success with you.

Appreciation
Since 2005, the Company has seen some changes to its Board composition and senior management team. Mr. Zhong Yi retired from the Board in June 2005 and Mr. Cheng Mo Chi was appointed Independent Non-Executive Director in November 2005. In March 2006, Mr. Qiao Shibo and Mr. Yan Biao were re-designated as Non-Executive Directors to take on new assignments and responsibilities with China Resources (Holdings) Company Limited. Mr. Wang Shuaiting was appointed Non-Executive Director, while Mr. Wang Qun, Mr. Lau Pak Shing and Mr. Kwong Man Him were promoted to be Deputy Managing Directors and Mr. Lau Kin Shing, Charles and Mr. Zhu Dan were promoted to be Vice Presidents.

On behalf of the Board of Directors, I would like to express our sincere thanks for the contributions of Mr. Qiao Shibo, Mr. Yan Biao and Mr. Zhong Yi as Executive Directors, to extend a warm welcome to Mr. Cheng Mo Chi and Mr. Wang Shuaiting, and to congratulate Mr. Wang Qun, Mr. Lau Pak Shing, Mr. Kwong Man Him, Mr. Lau Kin Shing, Charles and Mr. Zhu Dan on their promotions. I would also like to take the opportunity to express my earnest gratitude to a team of devoted staff for their outstanding performance and to our shareholders for their strong support.

Song Lin
Chairman

Hong Kong, 6 April 2006

2005 RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Turnover		53,583,919	47,078,103
Cost of sales		(44,439,151)	(39,317,104)
Gross profit		9,144,768	7,760,999
Other revenue	4	1,186,070	411,944
Other net income	4	475,024	491,285
Selling and distribution expenses		(5,448,952)	(4,443,639)
General and administrative expenses		(2,101,538)	(2,196,739)
Profit from operations		3,255,372	2,023,850
Finance costs	5	(438,879)	(330,338)
Share of net results of jointly controlled entities		4,935	741
Share of net results of associates		353,736	361,948
Profit before taxation		3,175,164	2,056,201
Taxation	6	(556,840)	(237,202)
Profit for the year	7	2,618,324	1,818,999
Attributable to:			
Shareholders of the Company		2,220,403	1,480,053
Minority interests		397,921	338,946
		2,618,324	1,818,999
Earnings per share	9		
Basic		HK$1.02	HK$0.70
Diluted		HK$1.00	HK$0.70

CONSOLIDATED BALANCE SHEET

At 31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
Non-current assets			
Fixed assets			
– Investment properties		5,401,655	5,088,605
– Other property, plant and equipment		13,397,951	12,176,749
– Interests in leasehold land held for own use under operating leases		2,055,335	1,949,702
Goodwill		3,083,706	2,319,216
Other intangible assets		226,597	211,025
Interests in jointly controlled entities		896,487	55,642
Interests in associates		1,070,552	1,530,417
Available for sale investments		57,829	128,612
Prepayments		411,016	959,920
Deferred taxation assets		140,018	167,192
		26,741,146	24,587,080
Current assets			
Stocks		6,472,983	5,069,792
Trade and other receivables	10	5,486,640	4,919,053
Derivative financial instruments		69,894	–
Taxation recoverable		22,030	16,163
Cash and bank balances		6,668,269	4,798,592
		18,719,816	14,803,600
Current liabilities			
Trade and other payables	11	(11,268,085)	(8,555,640)
Derivative financial instruments		(85,053)	–
Short term loans		(5,168,729)	(2,981,994)
Taxation payable		(233,928)	(182,123)
		(16,755,795)	(11,719,757)
Net current assets		1,964,021	3,083,843
Total assets less current liabilities		28,705,167	27,670,923
Non-current liabilities			
Long term liabilities		(4,810,690)	(6,797,211)
Deferred taxation liabilities		(951,141)	(937,231)
		22,943,336	19,936,481
Capital and reserves			
Share capital		2,233,429	2,123,009
Reserves		15,963,019	13,001,819
Equity attributable to shareholders of the Company		18,196,448	15,124,828
Minority interests		4,746,888	4,811,653
Total equity		22,943,336	19,936,481

Notes:

1. **Basis of Preparation**
The financial statements for the year ended 31 December 2005 have been prepared in accordance with accounting principles generally accepted in Hong Kong.

2. **Adoption of new and revised Hong Kong Financial Standards**
The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and Interpretations ("INT")

or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. Such deduction from capital reserve amounting to HK$5,902.6 million was transferred to retained profits as at 1 January 2005. The carrying amount of negative goodwill that arose from acquisitions prior to 1 January 2005 should be derecognized with a corresponding increase in retained profits as at 1 January 2005.

(d) *Share-based Payment*
The Group has granted share options to certain employees for their services rendered to subscribe for shares of the Company in accordance with the Company's share option scheme. Prior to the application of HKFRS

	Note		
		2,618,324	1,818,999
Earnings per share	9		
Basic		**HK$1.02**	HK$0.70
Diluted		**HK$1.00**	HK$0.70

	22,943,336	19,936,481
Capital and reserves		
Share capital	**2,233,429**	2,123,009
Reserves	**15,963,019**	13,001,819
Equity attributable to shareholders of the Company	**18,196,448**	15,124,828
Minority interests	**4,746,888**	4,811,653
Total equity	**22,943,336**	19,936,481

File No. 82-4177

Notes:

1. **Basis of Preparation**
The financial statements for the year ended 31 December 2005 have been prepared in accordance with accounting principles generally accepted in Hong Kong.

2. **Adoption of new and revised Hong Kong Financial Standards**
The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and Interpretations ("INT") (collectively known as the "new HKFRSs") that are effective for accounting periods beginning on or after 1 January 2005. In connection with the adoption of these new HKFRSs, the Group has applied certain new accounting policies in accordance with the transitional provisions as set out in the relevant new HKFRSs. Where required, these new HKFRSs have been applied retrospectively. The major changes to accounting policies and the effects on the Group's profit and loss account and shareholders' equity are set out as follows:

(a) *Investment Properties*
In previous years, investment properties were measured at open market values, with revaluation surplus or deficits credited or charged to property valuation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the property revaluation reserve was charged to the profit and loss account. Where a decrease had previously been charged to the profit and loss account and revaluation subsequently arose, that increase was credited to the profit and loss account to the extent of the decrease previously charged.

In accordance with HKAS 40 – "Investment Property", the Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in fair value of investment properties to be recognised directly in the profit and loss account for the year in which they arise. Accordingly, an amount of approximately HK$489.2 million has been recognised in other revenue in the current year.

The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply the standard from 1 January 2005 onwards. The amount of approximately HK$819.0 million held in the property valuation reserve at 1 January 2005 has been transferred to the Group's retained profits. No adjustment has been made on 2004 comparative figures.

(b) *Deferred Taxation Related to Investment Properties*
In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale. Upon the adoption of HKAS INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets", the deferred tax consequences of the investment properties are assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date.

In the absence of any specific transitional provisions in HKAS INT 21, this change in accounting policy has been applied retrospectively. As a result, the Group's net assets as at 31 December 2004 had been decreased by approximately HK$705.1 million, which represent the increase in deferred taxation liabilities. The deferred taxation directly charged to the profit and loss account for the year ended 31 December 2005 has been increased by approximately HK$85.7 million (2004: HK$nil).

(c) *Goodwill*
In previous periods, goodwill or negative goodwill arising on acquisitions prior to 1 January 2001 was written off against/credited to reserves and will be charged or released to the consolidated profit and loss account at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Goodwill arising on acquisitions on or after 1 January 2001 and prior to 1 January 2005 was capitalised and amortised over its estimated useful life of not more than twenty years and was stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment loss while negative goodwill arising from acquisitions in the same period was presented as a deduction from assets and released to the consolidated profit and loss account based on an analysis of the circumstance from which the balance resulted.

The Group has applied HKFRS 3 – "Business Combinations" prospectively from 1 January 2005. Goodwill arising from acquisitions on or after 1 January 2005 is capitalised on the balance sheet and will be assessed for impairment at the reporting date, whereas negative goodwill arising from acquisitions on or after 1 January 2005 is credited to the consolidated profit and loss account. No amortisation of goodwill has been made in the current year while a net amount of approximately HK$116.4 million has been charged to the consolidated profit and loss account for the year ended 31 December 2004. In accordance with the transitional provisions of HKFRS 3, for goodwill arising from acquisitions prior to 1 January 2005 and previously capitalised on the balance sheet, the Group discontinues amortising such goodwill and eliminates the carrying amount of the related accumulated amortisation with a corresponding decrease in goodwill. Such goodwill will be assessed for impairment at the reporting date. As for goodwill previously recognized as a deduction from equity, such goodwill should not be recognised in the consolidated profit and loss account when the Group disposes of all or part of the business to which that goodwill relates or when a cash-generating unit to which the goodwill relates becomes impaired. Such deduction from capital reserve amounting to HK$5,902.6 million was transferred to retained profits as at 1 January 2005. The carrying amount of negative goodwill that arose from acquisitions prior to 1 January 2005 should be derecognized with a corresponding increase in retained profits as at 1 January 2005.

(d) *Share-based Payment*
The Group has granted share options to certain employees for their services rendered to subscribe for shares of the Company in accordance with the Company's share option scheme. Prior to the application of HKFRS 2 "Share-based Payment", the Group did not recognise the financial effect of the share options until they were exercised.

In the current year, the Group has applied HKFRS 2 which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options of the Company determined at the date of grant of the share options over the vesting period.

The Group has applied HKFRS 2 to share options granted on or after 1 January 2005. In accordance with the relevant transitional provisions, the Group has applied HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 January 2005. Comparative figures have been restated.

This change has no effect on the Group's net assets. An employee share-based compensation reserve of HK$3.7 million was recognised as at 1 January 2004. The effect of this change on the profit and loss account for the year ended 31 December 2005 and 2004 is to increase the general and administrative expenses of approximately HK$53.2 million and HK$88.3 million respectively and a corresponding increase to employee share-based compensation reserve.

(e) *Convertible bonds*
Convertible bonds were classified as liabilities on the balance sheet previously. In accordance with HKAS 32 – "Financial Instruments: Disclosure and Presentation", convertible bonds which are regarded as compound financial instruments are required to separate the liability and equity components on initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortised cost using the effective interest method. The adoption of this accounting standard requires retrospective applications.

As a result of the adoption of HKAS 32, the Group's net assets as at 31 December 2004 and 2005 have been increased by approximately HK$57.4 million and HK$18.2 million respectively. A warrant reserve of HK$167.8 million was recognised as at 1 January 2004. The financial costs charged to the profit and loss account for the year ended 31 December 2005 and 2004 have been increased by approximately HK$39.2 million and HK$34.9 million respectively.

(f) *Financial assets and liabilities*
The adoption of HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in the accounting policy relating to the classification of financial assets and liabilities and their measurements.

Under the new accounting standards, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". The classification depends on the purpose for which the assets are acquired. "Financial assets at fair value through profit or loss" are carried at fair value with changes in fair values recognised directly in the profit and loss account. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition. "Available-for-sale financial assets" are carried at fair value with changes in fair value recognised in equity except for investments in equity securities, that do not have a quoted market price in an active market and whose fair value cannot be measured reliably and are stated at cost less impairment.

Financial liabilities are classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition.

On 1 January 2005, the Group classified and measured its financial assets and liabilities in accordance with the relevant transitional provisions of HKAS 39. As the financial effect is not significant, no adjustment has been made to the carrying amounts of assets and liabilities and the Group's retained profits as at 1 January 2005.

Prior to 1 January 2005, the Group's investments in debt and equity securities which are held for an identified long term purpose are measured at cost less any impairment loss that is other than temporary. Other investments which are neither debt securities held-to-maturity nor securities held for an identified long term purpose are measured at fair value, with unrealized gains or losses included in the consolidated profit and loss account.

(g) *Derivatives and hedging*
Under HKAS 39, derivatives are carried at fair value at each balance sheet date and are deemed as held-for-trading financial assets or financial liabilities, unless they are designated and qualified as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are qualified as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are dealt with in the profit and loss account for the period in which they arise.

With the adoption of HKAS 39, the Group designated certain derivatives as effective cash flow hedge. The effective portion of the loss on the hedge instrument of HK$26.9 million was recognised directly in equity on 1 January 2005. For those derivatives deemed as held for trading, these financial instruments were fair-valued as at 1 January 2005 with an aggregate fair value loss of HK$60.4 million charged directly to retained profits on that date.

(h) *Changes in presentation (HKAS 1, Presentation of financial statements)*

(i) Presentation of shares of associates' and jointly controlled entities' taxation (HKAS 1, Presentation of financial statements)
In prior years, the Group's share of taxation of associates and jointly controlled entities accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1 January 2005, in accordance with the implementation guidance in HKAS 1, the group has changed the presentation and includes the share of taxation of associates and jointly controlled entities accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before tax. These changes in presentation have been applied retrospectively.

(ii) Minority interests (HKAS 1, Presentation of financial statements and HKAS 27, Consolidated and separate financial statements)
In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to shareholders (the equity shareholders of the Company).

With effect from 1 January 2005, in order to comply with HKAS 1 and HKAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company. These changes in presentation have been applied retrospectively.

(i) *Accounting Standards and Interpretations that are not yet effective*
The Group has not early applied the following new standards and interpretations that have been issued but are not yet effective. The Directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital Disclosures
HKAS 21 (Amendment)	Net investment in a foreign operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Guarantee Contracts
HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HKFRS-INT 4	Determining whether an Arrangement Contains a Lease
HKFRS-INT 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-INT 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
HK(IFRIC)-INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies

3. **Segment information**
Segment information is presented in respect of the Group's primary business segment and secondary geographical segment in accordance with the Group's internal financial reporting.

Business segments

	Retail HK$000	Beverage HK$000	Food Processing and Distribution HK$000	Textile HK$000	Property HK$000	Petroleum and Related Products Distribution HK$000	Investments and Others HK$000	Elimination HK$000	Total HK$000
For the year ended 31 December 2005									
REVENUE									
External sales	16,111,467	6,845,984	5,521,749	4,291,206	273,755	20,539,758	-	-	53,583,919
Inter-segment sales*	91,005	8,620	101,816	-	25,366	-	-	(226,807)	-
	16,202,472	6,854,604	5,623,565	4,291,206	299,121	20,539,758	-	(226,807)	53,583,919
Other revenue	185,515	130,598	42,988	81,510	481,436	46,776	-	-	968,823
	16,387,987	6,985,202	5,666,553	4,372,716	780,557	20,586,534	-	(226,807)	54,552,742
Segment result	347,745	534,722	502,563	175,390	795,706	809,826	(48,292)		3,117,660
Unallocated corporate expenses									(79,535)
Fair value gain on									

	Retail HK$'000	Beverage HK$'000	Food Processing and Distribution HK$'000	Textile HK$'000	Property HK$'000	Petroleum and Related Products Distribution HK$'000	Investments and Others HK$'000	Elimination HK$'000	Total HK$'000
As at 31 December 2004 (Restated)									
ASSETS									
Segment assets	7,417,501	9,473,418	3,682,106	4,188,732	5,825,941	5,715,612	130,249		36,433,559
Interests in a jointly controlled entity	-	-	-	-	-	55,642	-		55,642
Interests in associates	(366)	-	544,737	103,762	-	27,561	854,723		1,530,417
Deferred taxation assets									167,192
Taxation recoverable									16,163
Unallocated corporate assets									1,187,707
Consolidated total assets									39,390,680
LIABILITIES									
Segment liabilities	3,925,308	3,901,939	1,003,608	1,928,904	252,428	2,183,382	4,514		13,200,083
Taxation payable									182,123
Deferred taxation liabilities									937,231
Unallocated corporate liabilities									5,134,762
Consolidated total liabilities									19,454,199
OTHER INFORMATION									
Capital expenditure	1,070,904	261,881	222,642	468,091	226,654	210,303	1,126		2,461,601
Depreciation and amortisation	426,288	469,994	134,239	141,032	5,071	91,353	3,531		1,271,508
Impairment loss recognised	-	18,571	-	-	-	-	-		18,571

* *Inter-segment sales are charged at prevailing market rates.*

Geographical segments

	Turnover HK$'000	Other revenue HK$'000	2005 Total HK$'000	Turnover HK$'000	Other revenue HK$'000	2004 Total HK$'000
Hong Kong	20,961,230	645,451	21,606,681	18,991,778	121,508	19,113,286
Chinese Mainland	29,832,535	314,724	30,147,259	24,036,614	195,078	24,231,692
Other Countries	2,790,154	8,648	2,798,802	4,049,711	17,332	4,067,043
	53,583,919	968,823	54,552,742	47,078,103	333,918	47,412,021

	2005 Segment assets HK$'000	2005 Additions to fixed assets HK$'000	2004 (Restated) Segment assets HK$'000	2004 (Restated) Additions to fixed/intangible assets HK$'000
Hong Kong	13,154,134	130,174	12,427,587	343,203
Chinese Mainland	26,298,719	2,467,198	22,494,848	2,075,665
Other Countries	1,893,267	107,872	1,511,124	42,733
	41,346,120	2,705,244	36,433,559	2,461,601

4. ***Other revenue and net income***

	2005 HK$'000	2004 HK$'000
Other revenue includes the following:		
Dividends from unlisted available for sale investments	5,103	4,357
Interest income	169,336	78,026
Negative goodwill recognised	46,275	14,067
Fair value gain on revaluation of investment properties	489,182	41,668
Other net income includes the following:		
Net profit on disposal of associates	63,846	326,181
Net profit on disposal of fixed assets	316,493	164,516
Net gain on disposal of available for sales investments	93,624	218

5. **Finance costs**

	2005	2004
Interest on finance leases	980	1,644
Interest on bank loans and other loans wholly repayable within five years	392,161	295,048
Interest on other loans not wholly repayable within five years	12,098	6,113
Financing charges	37,898	27,533
	443,137	330,338
Less: Amounts capitalised in cost of qualifying assets	(4,258)	-
	438,879	330,338

6. **Taxation**

	Current taxation HK$'000	Deferred taxation HK$'000	2005 Total HK$'000	2004 Total HK$'000 (Restated)

Business segments

	Retail HK$000	Beverage HK$000	Food Processing and Distribution HK$000	Textile HK$000	Property HK$000	Petroleum and Related Products Distribution HK$000	Investments and Others HK$000	Elimination HK$000	Total HK$000
For the year ended 31 December 2005									
REVENUE									
External sales	16,111,467	6,845,984	5,521,749	4,291,206	273,755	20,539,758	-	-	53,583,919
Inter-segment sales*	91,005	8,620	101,816	-	25,366	-	-	(226,807)	-
	16,202,472	6,854,604	5,623,565	4,291,206	299,121	20,539,758	-	(226,807)	53,583,919
Other revenue	185,515	130,598	42,988	81,510	481,436	46,776	-	-	968,823
	16,387,987	6,985,202	5,666,553	4,372,716	780,557	20,586,534	-	(226,807)	54,552,742
Segment result	347,745	534,722	502,563	175,390	795,706	809,826	(48,292)		3,117,660
Unallocated corporate expenses									(79,535)
Fair value gain on derivative financial instruments									47,911
Interest income									169,336
Profit from operations									3,255,372
Finance costs									(438,879)
Share of net results of jointly controlled entities	-	-	-	-	-	4,935	-		4,935
Share of net results of associates	31	-	18,437	421	-	(9,498)	344,345		353,736
Taxation									(556,840)
Profit for the year									2,618,324
As at 31 December 2005									
ASSETS									
Segment assets	10,466,423	9,981,801	3,729,428	4,462,089	6,164,621	6,250,334	291,424		41,346,120
Interests in jointly controlled entities	-	-	-	-	-	896,487	-		896,487
Interests in associates	4,105	-	213,684	72,870	-	18,670	761,223		1,070,552
Deferred taxation assets									140,018
Taxation recoverable									22,030
Unallocated corporate assets									1,985,755
Consolidated total assets									45,460,962
LIABILITIES									
Segment liabilities	5,177,445	3,988,882	1,007,915	1,760,776	378,064	3,800,356	3,969		16,117,407
Taxation payable									233,928
Deferred taxation liabilities									951,141
Unallocated corporate liabilities									5,215,150
Consolidated total liabilities									22,517,626
OTHER INFORMATION									
Capital expenditure	1,141,601	656,927	234,329	219,975	354,486	96,493	1,433		2,705,244
Depreciation and amortisation	426,878	521,473	127,769	167,493	2,486	92,935	2,774		1,341,808
Impairment loss recognised	5,192	69,963	-	-	-	-	48,000		123,155
For the year ended 31 December 2004 (Restated)									
REVENUE									
External sales	13,849,316	5,070,535	5,352,494	3,851,037	273,860	18,680,861	-	-	47,078,103
Inter-segment sales*	48,798	8,853	81,461	-	33,137	-	-	(172,249)	-
	13,898,114	5,079,388	5,433,955	3,851,037	306,997	18,680,861	-	(172,249)	47,078,103
Other revenue	109,479	49,442	65,456	76,460	233	32,445	403	-	333,918
	14,007,593	5,128,830	5,499,411	3,927,497	307,230	18,713,306	403	(172,249)	47,412,021
Segment result	176,912	417,594	473,135	75,907	297,931	602,400	(19,932)		2,023,947
Unallocated corporate expenses									(78,123)
Interest income									78,026
Profit from operations									2,023,850
Finance costs									(330,338)
Share of net results of a jointly controlled entity	-	-	-	-	-	741	-		741
Share of net results of associates	(4)	-	42,609	2,604	-	7,731	309,008		361,948
Taxation									(237,202)
Profit for the year									1,818,999

	2005	2004
Negative goodwill recognised		
Fair value gain on revaluation of investment properties	489,182	41,666
Other net income includes the following:		
Net profit on disposal of associates	63,846	326,181
Net profit on disposal of fixed assets	316,493	164,516
Net gain on disposal of available for sales investments	93,624	218

5. Finance costs

	2005	2004
Interest on finance leases	980	1,644
Interest on bank loans and other loans wholly repayable *within five years*	392,161	295,048
Interest on other loans not wholly repayable within five years	12,098	6,113
Financing charges	37,898	27,533
	443,137	330,338
Less: Amounts capitalised in cost of qualifying assets	(4,258)	-
	438,879	330,338

6. Taxation

	Current taxation HK$'000	*Deferred taxation HK$'000*	2005 Total *HK$'000*	2004 Total *HK$'000* (Restated)
Hong Kong	186,633	72,587	259,220	79,802
Chinese Mainland	251,321	44,489	295,810	156,028
Overseas	1,810	-	1,810	1,372
	439,764	117,076	556,840	237,202

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. Profit for the year

	2005 *HK$'000*	2004 *HK$'000*
Profit for the year has been arrived at after charging:		
Depreciation		
– Owned assets	1,308,930	1,136,610
– Assets held under finance leases	4,023	5,040
Amortisation of intangible assets		
– Goodwill (included in general and administrative expenses)	–	116,424
– Other intangible assets	28,855	13,434
Share of tax of *jointly controlled entities*	236	–
Share of tax of associates	67,528	133,342

8. *Dividends*

	2005	2004
Additional final dividend paid for the previous year as a result of exercise of share options	9,530	233
2005 interim dividend paid of HK$0.13 (*2004:* HK$0.11) per ordinary share	288,382	231,822
2005 proposed final dividend of HK$0.25 (2004: HK$0.16) per ordinary share	579,750	342,173
	877,662	574,228

At the meeting held on 6 April 2006 the directors proposed final dividend of HK$0.25 (*2004: HK$0.16) per ordinary* share. This proposed dividend, which is calculated on the Company's number of ordinary shares as at the date of the board meeting, is not recognised as a liability in these financial statements. The total dividends paid by the Company, including the final dividend for the year 2004, amounting to HK$640,085,000 (2004: HK$526,297,000) are reflected in the current year financial statements.

9. *Earnings per share*

	2005 *HK$'000*	2004 *HK$'000* (Restated)
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders of the Company for the purpose of calculating basic earnings per share	2,220,403	1,480,053
Interest saving on exercise of *convertible bonds*	114,851	108,177
Profit attributable to shareholders of the Company for the purpose of calculating diluted earnings per share	2,335,254	1,588,230

	2005	2004
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,183,572,648	2,104,438,057
Effect of dilutive potential ordinary shares:		
– Share options	42,752,535	39,769,143
– Convertible bonds	119,595,400	119,595,400
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,345,920,583	2,263,802,600

10. Trade and other receivables

	2005 HK$'000	2004 HK$'000 (Restated)
Trade receivables	2,989,334	2,333,173
Other receivables, deposits and prepayments	2,451,724	2,520,751
Amounts due from fellow subsidiaries	18,036	42,974
Amounts due from associates	27,546	22,155
	5,486,640	4,919,053

The Group normally trades with its customer under the following credit terms:

a) cash upon delivery; and

b) open credit within 60 days

The following is the aging analysis of trade receivables at the reporting date:

	2005	2004
0 – 30 days	2,324,937	1,650,345
31 – 60 days	338,025	281,668
61 – 90 days	164,073	141,480
> 90 days	162,299	259,680
	2,989,334	2,333,173

The fair value of the Group's trade and other receivables at balance sheet date was approximate to the corresponding carrying amount.

11. Trade and other payables

	2005 HK$'000	2004 HK$'000
Trade payables	5,857,597	4,295,279
Other payables and accruals	5,281,078	4,119,682
Provisions	56,685	88,314
Amounts due to fellow subsidiaries	54,223	30,918
Amounts due to associates	18,502	21,447
	11,268,085	8,555,640

The following is an aging analysis of trade payables at the balance sheet date:

	2005	2004
0 – 30 days	3,935,603	2,866,278
31 – 60 days	947,494	776,429
61 – 90 days	540,083	274,979
> 90 days	434,417	377,593
	5,857,597	4,295,279

The fair value of the Group's trade and other payables at balance sheet date was approximate to the corresponding carrying amount.

12. Other information

The consolidated financial statements of the Company and its subsidiary companies for the year ended 31 December 2005 have been reviewed by the Audit Committee of the Company and audited by the Company's auditors, Deloitte Touche Tohmatsu. The unqualified auditors' report will be included in the Annual Report to shareholders.

CORPORATE GOVERNANCE

The Company has adopted it own "Corporate Governance Practice Manual" which incorporates almost all the code provisions and some of the recommended best practices as set out in the Code on Corporate Governance Practices ("CG Code") in the Listing Rules.

Throughout the 2005 financial year, the Company has complied with the Code Provisions set out in the CG Code, save and except that the position of Chairman and Managing Director were occupied by the same person for a short period in early 2005, the Company's non-executive directors were not appointed for a fixed term and the Company is in the process of planning a tailored induction/development program for its directors.

As stated in the 2005 interim report of the Company, Mr. Ning Gaoning resigned on 30 December 2004 as chairman and Director of the Company to assume other executive position on direction of the State Council of the People's Republic of China, and Mr. Song Lin, the then Managing Director, assumed the chair of the Company as from that date. On realignment of Mr. Song's duties, Mr. Chen Shulin has been appointed as the Managing Director as from 8 March 2005. Regarding the term of service of the Company's non-executive directors, the Board does not believe in any arbitrary term of office. The current arrangement will

Market competition has become increasingly intense since the full open-up of China's retail sector to foreign investors in December 2004. To foster our core competence, the Group closed down non-performing stores while continuously improved same store growth. Efforts were made to enhance the fresh produce operations, to implement business promotion activities to increase shopper flows, to enhance merchandise mix, category and assortment management to cater for local preferences and consumption trends. Productivity and cost control initiatives also helped streamline key processes and drove down costs. Enhanced inventory systems with stronger supplier links enabled timely delivery of stock items as and when needed. Staff training and development with higher caliber recruits elevated the professional management standards and skill sets for more value-added customer services. Scheduled store facelifts in stages, store reformats as well as revamp of store displays further promoted the corporate brand and store profitability.

Turnover growth in 2005 was mainly driven by rapid store openings together with an overall same store growth of 5.9% in the Chinese Mainland, which also resulted in improved procurement conditions that gave us greater bargaining power in negotiations with suppliers. The increase in payments from suppliers, which included incentives, store display and promotion income, helped improve the overall operating results. Consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for 2005 amounted to HK$576.2 million, representing a 54.2% growth over 2004.

The Eastern China operation continued its business momentum in 2005 with a satisfactory same store growth of 7.9% recorded. The Group adopted a structured approach of multi-formats and clustering of stores as a cost effective, rapid growth strategy. Suguo successfully maintained its market share of more than 50% in Nanjing. Over the years, it has developed a unique business strategy adapted locally that focused on brand image, enhanced product mix and fresh produce. Increase in both shopper flows and average customer receipts led to a substantial improvement in turnover as well as profitability. The last 4 months of 2005 was marked by rapid opening of 9 hypermarkets, a new store format for Suguo. These, together with the acquisition of 17 franchised stores outside Nanjing, has extended Suguo's retail and distribution network in the Nanjing nearby areas, resulting in an increase in market share.

In Southern China, store facelifts and better supply chain management delivered results. Same store growth of hypermarkets and superstores reached 4.2% and 30.5% respectively. Significant margin improvement was achieved through enrichment in merchandise mix and responsive business strategies. Net loss for 2005 was reduced as compared to 2004. However, profitability of some existing supermarkets was still not satisfactory. The new lifestyle store in Dongguan was now in the process of fine-tuning performance and reformatting for more promising results.

The 13.9% turnover growth in Northern China was mainly attributable to the acquisition of Tianjin stores and new store openings. However, net loss worsened due to the fact that certain existing stores in the major cities in the region were facing head-on competition with foreign retail operators. Rationalization of existing stores and the newly acquired Tianjin supply chains, together with a boost in fresh produce operations, is anticipated to improve stores sales and profitability.

The Hong Kong operation faced tougher competition from major local market players. To secure margins, the Group cautiously monitored the market concessions offered to customers. However, higher running costs, rental increases and store conversion costs resulted in a lower operating profit for 2005. With the solid revival of domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, the Hong Kong operation will benefit in the medium to long term.

The strategic move of increasing the Group's equity stakes in CR Vanguard to 100% and Suguo to 85% helped centralize management functions, drive down administrative costs, enhance synergies from multiple store formats and strengthen our positioning in the supermarket and logistics operation. Moreover, an agreement was reached in September 2005 to acquire 100% interest in Zhejiang Cikelong Supermarket Company Limited 浙江慈客隆超市有限公司, which was later completed in December 2005. This will extend our market presence in Ningbo, Eastern China. With a major asset acquisition of a supermarket chain in Tianjin accomplished in September 2005, the Group's market share further strengthened in Northern China. This will facilitate our integration in the area.

In line with the current market trend, the Group will focus on the development of hypermarkets and superstores through new store openings and moving into second tier cities. We will also emphasize standard-sized supermarkets in selected developed cities and carve out a better niche for supermarkets.

Brand-fashion distribution

Turnover of the brand-fashion distribution segment for 2005 was HK$1,397.8 million, an increase of 22.5% over 2004. Attributable profit for 2005 amounted to HK$14.1 million, a 54.6% decrease over 2004.

As at the end of December 2005, the Group distributed 10 international brands through approximately 770 self-operated and franchised stores in designated cities throughout the Chinese Mainland.

A consistent strong turnover growth of 30.6% in respect of the "Esprit" brand was recorded. Self-operated

CORPORATE GOVERNANCE

The Company has adopted it own "Corporate Governance Practice Manual" which incorporates almost all *the code provisions and some of the recommended best practices* as set out in the Code on Corporate Governance Practices ("CG Code") in the Listing Rules.

Throughout the 2005 financial year, the Company has complied with the Code Provisions set out in the CG Code, save and except that the position of Chairman and Managing Director were occupied by the same person for a short period in early 2005, the Company's non-executive directors were not appointed for a fixed term and the Company is in the process of planning a tailored induction/development program for its directors.

As stated in the 2005 interim report of the Company, Mr. Ning Gaoning resigned on 30 December 2004 as *chairman and Director* of the Company to assume other executive position on direction of the State Council of the People's Republic of China, and Mr. Song Lin, the then Managing Director, assumed the chair of the Company as from that date. On realignment of Mr. Song's duties, Mr. Chen Shulin has been appointed as the Managing Director as from 8 March 2005. Regarding the term of service of the Company's non-executive directors, the Board does not believe in any arbitrary term of office. The current arrangement will give the company sufficient *flexibility to organize the composition of the Board to serve the needs of the* Group. Further, the Articles of Association of the Company requires that one-third of all Directors shall retire each year and every director shall be subject to retirement by rotation once every three years. The directors to retire shall be those appointed by the Board during the year and those who have been longest in office since their election. A retiring Director is eligible for re-election. The Company is in the process of planning an induction program for its newly appointed directors and, where necessary, continued development program for the other directors. The Company has appointed a law firm to design and roll-out the induction and development programs for the Directors.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operations

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

In 2005, the Group's retail division recorded encouraging improvement in profitability on expanded business scale. Turnover reached HK$16,202.5 million, representing an increase of 16.6% over 2004. Attributable profit was HK$107.2 million, representing an increase of 105.3% over 2004.

The pace of economic growth continued to be robust in the Chinese Mainland throughout the year. According to the National Bureau of Statistics, a 9.9% year-on-year growth rate for GDP was attained in 2005. Urban residents in the Chinese Mainland, especially those living in affluent cities and the surrounding areas, enjoyed higher living standards and therefore stronger spending power as their disposable income increased steadily. A sturdy trend in retail sales is anticipated as the government tries to promote consumption to help rebalance the economy. Higher consumer spending level is predicted by the Ministry of Commerce, and retail sales are forecast to grow by about 11% annually for the next 5 years. The Group's consumer businesses as a whole will benefit.

In Hong Kong, as a result of a remarkable increase in export sales, strong trade flows with the Chinese Mainland and the resilient growth in private consumption expenditure, the local economy performance has surpassed expectation with a 7.3% GDP growth registered in 2005. Although consumers turned more cautious with interest rate rises and the property market consolidated in the last quarter of 2005, overall market sentiment remains positive with improving employment rate and a general rise in household income. As visitor arrivals keep rising, the retail industry in Hong Kong is anticipated to move ahead with steady growth.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for 2005 was HK$14,132.4 million, representing an increase of 18.4% over 2004. Attributable profit for 2005 amounted to HK$54.2 million, compared to a loss of HK$7.0 million for 2004.

2005 saw the division's rationalization strategies taking shape. The Group sought to advance its competitiveness in key markets by *strengthening its existing regional networks. Progressive increase in new* sales floor areas was achieved through new store openings, line-up with franchised stores and tactical chain store acquisitions. We strategically expanded the retail networks to achieve market share growth in target regions. The Group currently operates its supermarket business through three subsidiary groups, namely, China Resources Vanguard Co., Ltd. ("CR Vanguard") 華潤萬家有限公司, Suguo Supermarket Co., Ltd ("Suguo") 蘇果超市有限公司 and China Resources Vanguard (Hong Kong) Company Limited. At the end of December 2005, the Group operated a total of approximately 2,100 stores in Hong Kong and the Chinese Mainland, of which 44% were self-operated and the rest were franchised stores. Major store formats are hypermarkets, superstores, supermarkets and convenience stores. In terms of geographical contribution, Eastern China, Southern China, Hong Kong, Central China and Northern China respectively accounted for 45.4%, 29.4%, 16.1%, 3.4% and 5.7% of the division's turnover in 2005.

store formats and strengthen our positioning in the supermarket and logistics operation. Moreover, an agreement was reached in September 2005 to acquire 100% interest in Zhejiang Cikelong Supermarket Company Limited 浙江慈客隆超市有限公司, which was later completed in December 2005. This will extend our market presence in Ningbo, Eastern China. *With a major asset acquisition of a supermarket* chain in Tianjin accomplished in September 2005, the Group's market share further strengthened in Northern China. This will facilitate our integration in the area.

File No.82-4177

In line with the current market trend, the Group will focus on the development of hypermarkets and *superstores through new store openings and moving into second tier cities.* We will also emphasize standard-sized supermarkets in selected developed cities and carve out a better niche for supermarkets.

Brand-fashion distribution

Turnover of the brand-fashion distribution segment for 2005 was HK$1,397.8 million, an increase of 22.5% over 2004. Attributable profit for 2005 amounted to HK$14.1 million, a 54.6% decrease over 2004.

As at the end of December 2005, the Group distributed 10 international brands through approximately 770 self-operated and franchised stores in designated cities throughout the Chinese Mainland.

A consistent strong turnover growth of 30.6% in respect of the "Esprit" brand was recorded. Self-operated stores achieved a same store growth of 9.1%, while franchised stores also grew at a satisfactory rate. Through product designs that matched customer demand trends, competitive pricing, active business promotions and the right choices of stores at prime locations, the brand's profitability recorded a 12.8% increase in 2005.

However, a refocus of brands *in the last quarter of 2005 led to some of the brand distribution contracts* terminated. A number of store closures resulted in the write-off of the related leasehold improvement, furniture and fixtures, stocks and some of the problem debts. These altogether gave rise to an overall lower profitability over 2004.

The Group will continue to review its current brand portfolio, introduce new brands, strengthen its distribution network and improve operating cost efficiency in capitalizing on the business opportunities that arise within the fast growing consumer market in the Chinese Mainland.

Other Retail Stores

Turnover of the other retail stores segment for 2005 was HK$672.3 million, representing a decrease of 17.6% over 2004. Attributable profit for 2005 was HK$38.9 million, an increase of 37.5% over 2004.

As at the end of December 2005, the Group's chain of retail stores in Hong Kong consisted of 5 Chinese Arts & Crafts 中藝 stores and 34 CR Care 華潤堂 stores.

Overall decline in turnover was primarily due to the successive closure of *CRC Department Stores in* Whampoa in April 2005 and on the Hennessy Road in May 2004. Nevertheless, through ongoing product mix enrichment, effective pricing and niche creation, gross margins were improved for both the Chinese Arts & Crafts 中藝 stores and CR Care 華潤堂 stores during the year. There was also a successful re-branding of the CR Care 華潤堂 stores since last year from its former store-in-store format to a stand-alone format which has enhanced its overall profitability.

However, with a general increase in rental and tenant portfolio changes for higher rents, particularly experienced in prestigious shopping malls, tenancies of certain stores were not renewable upon expiry and they had to be relocated. The Group tactfully reallocated resources and reported an overall increase in profitability.

Rising health awareness amongst the local community has triggered keen competition in the markets for health food and traditional Chinese medicine in recent years. CR Care 華潤堂 stores strive continuously to develop its own brands in areas such as cordyceps 燕草 and bird's nests for better market recognition, to enrich product portfolio and to promote suppliers' relationship *that facilitates exclusive dealings* of value-for-money products.

Beverage

The beverage division reported turnover and attributable profit of HK$6,854.6 million and HK$135.8 million respectively, representing a corresponding increase of 34.9% and 30.5% over 2004.

Sales volume of beer rose by 26.0% to approximately 3,948,000 kiloliters for 2005. Volume performance was exceptionally strong in the usual low months during the last quarter of the year, with a quarter-on-quarter growth of 17.7% recorded. Overall organic growth of sales volume in existing breweries was 15.0% for 2005, with notable increases in Sichuan, Liaoning, Harbin, Hubei and Anhui.

For the year under review, a modest net average price rise of 6.8% was delivered through continuous sales mix improvement in most of the regions as consumers generally traded up from lower quality, cheap beer to modernized mainstream and premium beer. To enhance logistics efficiency and develop new, premium brands, sales and distribution channels were rationalized with particular emphasis on both retailers and wholesalers. Cost pressures were significant in commodities like rice, hops, glass, upgraded returnable containers and packaging materials as we moved on to more valuable brands. Coupled with increases in labor and energy costs, the average production cost per kiloliter rose by about 5.9% over 2004. With continuous improvement in production efficiency, cost management and facilities upgrade, the overall *gross margin rose to 33.0% in 2005 in a competitive environment.*

2005 also saw general improvement in the two major newly acquired breweries. For the Jiangsu brewery, "SNOW" was actively promoted with the premium local brands and major cost saving measures were implemented. Nevertheless, with a change in sales mix to more premium brands, the rationalization of sales channels was yet delivering full results and the Jiangsu brewery reported a lower sales volume than expected. For the Zhejiang brewery, there was a modest comparable sales volume growth of 5.1% over 2004. Both breweries were profitable for 2005.

Our national brand "SNOW", including the Shenyang beer, was growing fast in 2005 through focused brand marketing and distribution initiatives. Its sales volume for the year under review increased by 47.4%, to approximately 1,583,000 kiloliters, compared to about 1,074,000 kiloliters in 2004.

At the end of 2005, the Group operated nearly 40 breweries with an annual production capacity of approximately 5.8 million kilolitres. Two breweries in Anhui and Hubei provinces were acquired last year. To bridge the gap between Liaoning and the Northern China regions, a brewery in Qinhuangdao was newly acquired by end of December 2005. Its production facilities will be upgraded to a 120,000-kilolitre level. This helps capture the fast growth potential identified in the Huanbohai region. As part of our national strategy for "SNOW" to prudently expand into Southern China, the Group recently acquired an 85% interest in Quanzhou Qingyuan Brewery Limited in the Fujian Province. Taking advantage of the edges of Quanzhou to consolidate our market position in the area, it is anticipated that a sound platform for further growth in the region can be achieved. Our green-field plant in Dongguan has already started trial commissioning in early 2006. Production capacity for its Phase 1 operation is about 150,000 kiloliters.

Per capita annual consumption of beer currently stands at about 23 kiloliters in China, much lower than the global average in 2005. Growth prospects in the Chinese Mainland is believed to be favorable with rising income levels and the growing preference towards westernized products, in particular for the younger generation. This presents the beverage division with exciting opportunities which will help step up to the next stage of business growth.

Food Processing and Distribution

The food processing and distribution division reported turnover and attributable profit for 2005 of HK$5,623.6 million and HK$414.5 million respectively, representing a corresponding increase of 3.5% and 8.9% over 2004. Excluding a gain of HK$59.4 million from the disposal of a 25.09% stake in the A-share listed associated company, 徐州維維食品飲料股份有限公司 Xuzhou VV Food & Beverage Co., Ltd in the first half of 2005 versus deemed disposal profits from the successful share listings of two associated companies in 2004, attributable profit for 2005 increased by 10.2% as compared to 2004.

Foodstuff distribution operation reported a strong growth in profitability. Continuous enrichment in product mix, together with the expansion of sales and distribution network for frozen meat business, contributed to the profit increase. The overall margin was maintained. In 2005, the slaughtering centre at Sheng Shui, Hong Kong won the Hazard Analysis and Critical Control Points Professional Management Award which highly recognized its environmental and food hygiene standards in slaughtering. The "Ng Fung" brand of high quality fresh meat was therefore strengthened locally, amidst growing concerns over food safety and quality. With greater brand awareness, product development in line with customer demand trends in the areas of assorted processed food products and groceries will drive further business growth.

The overall gross profit margin of marine fishing and aquatic products processing operation was, however, adversely affected by the record high fuel prices and the decrease in average selling prices caused by keen competition. This resulted in a lower profit contribution. Regular on-site review of fishing fleet fuel utilization and staff training on cost saving measures were implemented to closely monitor the increasing production costs while at the same time weathered the impacts of rising oil prices. Operating environment is expected to be difficult in the foreseeable future under the prevailing high oil prices. However, the Group will continue its ongoing efforts in exploring new quality fishing grounds, enhancing catching capability of its fishing fleet, improving sales network and selling more high-end fishes as well as aquatic products. These will altogether help improve its profitability in the long run.

The Shenzhen operation continued to contribute satisfactory profit in 2005. Its competitive edge on pig sourcing, slaughtering and fresh meat production provides excellent commercial leverage with our supermarket business in Southern China at low cost. Moreover, the meat processing centre in Shanghai commenced trial operations in December 2005. It will enhance the Group's pig slaughtering and meat product production capacity and distribution of branded food in the Chinese Mainland.

Textile

Turnover of the textile division for 2005 was HK$4,291.2 million, representing an increase of 11.4% over 2004. Attributable profit for 2005 amounted to HK$81.2 million, compared to an attributable loss of HK$0.9 million in 2004.

With the upsurge in world market demand upon the expiry of the global textile quotas effective 1 January 2005, China's textile products and garments recorded a respective 22.9% and 19.4% export growth for the year under review. This has benefited the textile division and therefore contributed to its turnaround in 2005. Sustainable growth in sales volume of 28.7% in yarns, 13.1% in fabric and 19.6% in garments was recorded. The growth in turnover was also partly due to the acquisition of interests in two sizable textile companies in Shaanxi Province in late 2004, together with the full contribution of two newly relocated factories. Better customer-focused sales management and product mix enhancement with a gradual shift to high-end products through technology upgrade also helped combat the general downward pressure on mainstream product.

With the success of enhancing revenue and flow of shoppers through renovation and re-modeling of the retail properties in Mongkok and Tsuen Wan in Hong Kong, similar mall format has been adopted by two malls in Jiangmen and Xinhui in the Chinese Mainland. The former is expected to be completed within the first half of 2006, with our supermarket as its anchor tenant, and will bring in new revenue streams to the property division.

Petroleum and Related Products Distribution

Turnover and attributable profit of petroleum and related products distribution division for 2005 amounted to HK$20,539.8 million and HK$623.9 million respectively, representing an increase of 10.0% and 22.1% over 2004.

Excluding the gains from the disposal of the remaining 10.5% (2004: 30.0%) equity interest in a Qingdao joint venture, 51% equity interest in Dongguan China Resources Petroleum & Chemicals Co., Ltd 東莞華潤石油化工有限公司 and 17 petrol stations in the Chinese Mainland, attributable profit for 2005 would have increased by 53.8% over 2004.

The international crude oil prices surged considerably and averaged at US$56.6 a barrel during the year, compared to US$41.4 a year ago. Consequently, the prices of petroleum and related products remained at unprecedented high levels as compared to 2004. Against the challenging operating environment, overall gross margin edged up in 2005.

Amid volatility in oil prices during the year, the petroleum operation reported notable improvement in profitability, largely contributed by the aviation fuel distribution. Its margin improvement was achieved by way of effective pricing and hedging measures to weather through the oil price fluctuations.

The Group anticipates fluctuations in oil prices to continue in the near term and will maintain a prudent approach to mitigate the impact on its business performance.

The encouraging profit contribution from piped-gas operations in Suzhou and Chengdu also added to the increase in profitability for 2005. Since the Chengdu operations started contributing profit in March 2005, there has been a strong growth in gas demand and the Group has registered 1.1 million natural gas user accounts with commercial/industrial customers and residential households by end of the year. In addition to the establishment of a 50-50% joint venture in Wuxi, Jiangsu Province, the division newly acquired a 100% interest in Taizhou Huajian Pipeline Gas Co., Ltd 台州華建管道燃氣有限公司 and started up a venture in Fuyang, Zhejiang Province during the last quarter of 2005. This further helps expand its piped-gas business in the Chinese Mainland.

With an objective of becoming the largest consumer company in China, the Group has been restructuring and divesting its non-core businesses so as to shift its focus to the core consumer businesses. By the end of 2005, the division has already entered into agreements to dispose of 51% interest in Dongguan China Resources Petroleum & Chemicals Co., Ltd 東莞華潤石油化工有限公司 and 17 petrol stations in the Chinese Mainland.

As part of the restructuring program, the Group has been assessing the feasibility of various alternatives for the petroleum and related distribution business, one of the remaining non-core businesses. The Group has appointed a financial advisor to advise the feasibility of various proposals, including but not limited to an introduction of a strategic investor for part of this business.

Investments and Others

Attributable profit for 2005 amounted to HK$356.0 million (2004: HK$319.8 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for 2005.

CAPITAL AND FUNDING

The Group's treasury function has an objective of maximizing surplus cash for internal funding while enhancing liquidity and yield. As at 31 December 2005, the Group's consolidated cash and cash equivalents amounted to HK$6,668.3 million. The Group's borrowings as at 31 December 2005 were HK$9,979.4 million with HK$5,168.7 million repayable within 1 year, HK$4,741.7 million repayable after 1 year but within 5 years and HK$69.0 million repayable after 5 years. Committed borrowing facilities available to the Group were fully utilized as at 31 December 2005. Except for the US$230 million convertible guaranteed bonds, due for maturity in May 2006, all the borrowings were subject to floating rates. On 4 April 2006, a wholly owned subsidiary of the Group, together with 10 other banks, signed a joint mandate for a 5-year bank facility of HK$3 billion, the proceeds of which will be used to meet general corporate fund requirements, inclusive of the refinancing of the existing indebtedness.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the

adversely affected by the record high fuel prices and the decrease in average selling prices caused by keen competition. This resulted in a lower profit contribution. Regular on-site review of fishing fleet fuel utilization and staff training on cost saving measures were implemented to closely monitor the increasing production costs while at the same time weathered the impacts of rising oil prices. Operating environment is expected to be difficult in the foreseeable future under the prevailing high oil prices. However, the Group will continue its ongoing efforts in exploring new quality fishing grounds, enhancing catching capability of its fishing fleet, improving sales network and selling more high-end fishes as well as aquatic products. These will altogether help improve its profitability in the long run.

The Shenzhen operation continued to contribute satisfactory profit in 2005. Its competitive edge on pig sourcing, slaughtering and fresh meat production provides excellent commercial leverage with our supermarket business in Southern China at low cost. Moreover, the meat processing centre in Shanghai commenced trial operations in December 2005. It will enhance the Group's pig slaughtering and meat product production capacity and distribution of branded food in the Chinese Mainland.

Textile

Turnover of the textile division for 2005 was HK$4,291.2 million, representing an increase of 11.4% over 2004. Attributable profit for 2005 amounted to HK$81.2 million, compared to an attributable loss of HK$0.9 million in 2004.

With the upsurge in world market demand upon the expiry of the global textile quotas effective 1 January 2005, China's textile products and garments recorded a respective 22.9% and 19.4% export growth for the year under review. This has benefited the textile division and therefore contributed to its turnaround in 2005. Sustainable growth in sales volume of 28.7% in yarns, 13.1% in fabric and 19.6% in garments was recorded. The growth in turnover was also partly due to the acquisition of interests in two sizable textile companies in Shaanxi Province in late 2004, together with the full contribution of two newly relocated factories. Better customer-focused sales management and product mix enhancement with a gradual shift to high-end products through technology upgrade also helped combat the general downward pressure on mainstream product prices and therefore improved the overall turnover level.

In 2005, the residual high cost cotton inventory brought forward from the last quarter of 2004 was largely consumed with the products sold. Despite a small margin improvement from better operation efficiency with higher capacity utilization of the new batch of modern machinery, the profitability of the textile division was tempered by the general rate rises in direct labor, utility costs and an increase in cotton prices particularly experienced in the last quarter of the year.

2005 saw great turbulence in the mainland's external trade relationships, especially with the United States (US) and the European Union (EU). In response to a massive surge of Chinese textile exports during the year, the US and EU re-imposed safeguard quotas on specific categories of textile and garment products which effectively restricted their growth rate in the range of 10% to 17% from 2006 to 2008. The operating environment for export sales will continue to be challenging in the next few years.

On the other hand, strong domestic demand for quality textile and garment products is expected with rising income levels. Hence, favorable business opportunities are present to the Group in both domestic and export markets. With improved operational efficiency, better market positioning and more high-end branded products in the sales mix, while cotton prices in 2006 are expected to remain at reasonable levels on balanced global supply, these will altogether lead to an improvement in the overall profit margin and better alignment in the process of industry consolidation.

Property

The property division, which comprises the rental property segments of retail, office and industrial premises, reported a turnover and attributable profit for 2005 of HK$299.1 million and HK$689.8 million, representing a corresponding decrease of 2.6% and an increase of 122.8% over 2004.

Excluding a valuation surplus of approximately HK$0.4 billion in respect of the rental properties portfolio as at 31 December 2005 (2004: Not applicable), the disposal gain of certain properties, vacant period during the redevelopment of the retail property on the Hennessy Road, Wanchai and other exceptional items of 2004, attributable profit of the division for 2005 remained comparable to that of 2004.

Driven by the increase in retail sales, prime retail properties were in demand which in turn drove up the rental levels. Excluding the newly developed retail property on the Hennessy Road, Wanchai, occupancy rates of rental properties were satisfactory with a general increase in effective rent per square feet upon tenancy renewal during 2005.

However, retail rentals experienced an average quarter-on-quarter downward adjustment of 4% during the last quarter of 2005. Market consolidation is expected to continue in the first half of 2006 with interest rates still on the uptrend. With genuine demand attributed to sustained economic growth and the continued inflow of investment funds, the retail property market is expected to recover in the second half of 2006. The newly redeveloped multi-storey retail property on the Hennessy Road, Wanchai is now ready to capitalize on the favorable retail market opportunities: with 93.4% of the space already let out as of February 2006. Estimated monthly rental of over HK$2.5 million will be generated upon full occupancy.

In line with the Group's focus on retail properties, there has been an ongoing divestment of non-retail properties. The division disposed of office properties in Wanchai and Tsimshatsui and an industrial property in Chaiwan during 2005.

As part of the restructuring program, the Group has been assessing the feasibility of various alternatives for the petroleum and related distribution business, one of the remaining non-core businesses. The Group has appointed a financial advisor to advise the feasibility of various proposals, including but not limited to an introduction of a strategic investor for part of this business.

Investments and Others

Attributable profit for 2005 amounted to HK$356.0 million (2004: HK$319.8 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for 2005.

CAPITAL AND FUNDING

The Group's treasury function has an objective of maximizing surplus cash for internal funding while enhancing liquidity and yield. As at 31 December 2005, the Group's consolidated cash and cash equivalents amounted to HK$6,668.3 million. The Group's borrowings as at 31 December 2005 were HK$9,979.4 million with HK$5,168.7 million repayable within 1 year, HK$4,741.7 million repayable after 1 year but within 5 years and HK$69.0 million repayable after 5 years. Committed borrowing facilities available to the Group were fully utilized as at 31 December 2005. Except for the US$230 million convertible guaranteed bonds, due for maturity in May 2006, all the borrowings were subject to floating rates. On 4 April 2006, a wholly owned subsidiary of the Group, together with 10 other banks, signed a joint mandate for a 5-year bank facility of HK$3 billion, the proceeds of which will be used to meet general corporate fund requirements, inclusive of the refinancing of the existing indebtedness.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 14.4% (31 December 2004: 25.0%).

The Group's principal assets, liabilities, revenue and payments are denominated in US dollars, Hong Kong dollars and Renminbi. As at 31 December 2005, 23.8% of the Group's cash deposit balances was held in US dollars, 36.8% in Renminbi and 37.9% in Hong Kong dollars; whereas 38.4% of the Group's borrowings was denominated in US dollars and 24.1% in Renminbi with the remaining 37.3% in Hong Kong dollars. Moreover, to mitigate foreign currency and interest rate exposure, the Group entered into certain forward contracts and interest rate swaps to hedge against part of its borrowings.

CAPITAL EXPENDITURE

During the year ended 31 December 2005, the Group spent approximately HK$3,487.5 million on capital expenditure. Additions of fixed assets amounted to HK$2,705.2 million, while the remaining HK$782.3 million were incurred for new acquisitions in beverage and additional interests in supermarkets, as part of our retail-led distribution strategy, together with the purchase of interests in jointly controlled entities in petroleum and related products distribution. Capital expenditure was primarily financed by internally generated funds from operations and bank borrowings.

PLEDGE OF ASSETS

As at 31 December 2005, fixed assets with a net book value of HK$227.9 million (31 December 2004: HK$799.3 million) were pledged for total borrowings of HK$248.3 million (31 December 2004: pledged for total borrowings of HK$595.4 million).

CONTINGENT LIABILITIES

The Group did not have any material contingent liabilities as at 31 December 2005.

EMPLOYEES

As of 31 December 2005, the Group, excluding its associated companies, had a staff size of around 90,000, amongst which more than 95% were employed in the Chinese Mainland, whilst the rest were mainly in Hong Kong. Remuneration packages are assessed in accordance to the nature of job duties, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 6 April 2006

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Jiang Wei, Mr. Yan Biao, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo Chi.

File No.82-4177

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY A SUBSIDIARY – CHINA RESOURCES JINHUA CO., LTD.

On 12th April, 2006, the board of directors of 華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd.) ("CR Jinhua"), a company incorporated in the People's Republic of China ("PRC") and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of China Resources Enterprise, Limited (the "Company"), has reviewed and approved the unaudited financial results of CR Jinhua for the three months ended 31st March, 2006 which will be published in the newspapers in the PRC on 14th April, 2006. The unaudited financial statements of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC. The summary of the unaudited consolidated profit and loss account of CR Jinhua is provided below.

This is not the announcement of the unaudited financial results of the Company for the three months ended 31st March, 2006. This announcement is made by the Company pursuant to the requirements of the Listing Rules to provide shareholders of the Company with certain financial information of a listed subsidiary which announces such information in the PRC.

On 12th April, 2006, the board of directors of CR Jinhua, a company incorporated in the PRC and the shares of which are listed on the Shenzhen Stock Exchange of the PRC and an approximate 51.0% subsidiary of the Company, has reviewed and approved the unaudited financial results of CR Jinhua for the three months ended 31st March, 2006 which will be published in the newspapers in the PRC on 14th April, 2006.

China Resources Jinhua Co., Ltd.
Summary of the unaudited consolidated profit and loss account for the three months ended 31st March, 2005 and 31st March, 2006:

	From 1st January, 2006 to 31st March, 2006		**From 1st January, 2005 to 31st March, 2005**	
	RMB'000	*HK$'000 (equivalent)*	*RMB'000*	*HK$'000 (equivalent)*
Turnover	195,724	189,288	180,498	174,563
Profit before income tax	14,198	13,731	7,038	6,807
Income tax	(1,262)	(1,221)	(282)	(273)
Profit after income tax	12,936	12,510	6,756	6,534
Minority interests	(4,373)	(4,229)	(3,740)	(3,617)
Profit attributable to shareholders	8,563	8,281	3,016	2,917

Note: The above unaudited financial results of CR Jinhua have been prepared in conformity with "Accounting Standards for Enterprises" and "Accounting Systems for Enterprises" of the PRC.

Amounts denominated in Renminbi ("RMB") have been translated, for the purpose of illustration only, into Hong Kong dollars using an exchange rate of approximately HK$1.00 = RMB1.034.

General
Shareholders should note that the above unaudited financial results pertain only to CR Jinhua, in which the Company has an indirect beneficial interest of approximately 51.0%. The unaudited results of CR Jinhua for the three months ended 31st March, 2006 will be consolidated in the group accounts of the Company after adjustments in accordance with accounting principles generally accepted in Hong Kong.

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 13th April, 2006

As at that date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Xie Shengxi and Mr. Wang Shuaiting. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo Chi.

The Standard 18/4/2006